Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 6 June 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE UNLAWFUL.

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Regulation Rules of the Financial Conduct Authority (FCA) or otherwise and is not an offer of securities for sale in any jurisdiction, including in or into the United States, Canada, Japan or South Africa.

Neither this announcement, nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not subscribe for or purchase any shares referred to in this announcement except solely on the basis of the information contained in the prospectus in its final form (together with any supplementary prospectus, if relevant, the UK Prospectus), including the risk factors set out therein, published by Woodside in connection with the admission of ordinary shares in the capital of Woodside (the Shares) to the Standard Segment of the Official List of the FCA and to trading on the Main Market for listed securities of the London Stock Exchange plc (the LSE). A copy of the UK Prospectus dated 11 April 2022 is available for inspection on Woodside’s website at https://www.woodside.com.au/investors/woodside-and-bhp-proposed-merger, subject to certain access restrictions.

ADMISSION TO TRADING ON THE LONDON STOCK EXCHANGE

The entire issued share capital of Woodside Energy Group Ltd. (Woodside) has today been admitted to the Standard Segment of the Official List of the FCA and to trading on the Main Market for listed securities of the LSE under the ticker “WDS”.

This follows completion of the merger transaction between Woodside and BHP Group Limited’s petroleum business, announced on 1 June 2022.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Important Legal Information

This announcement relates to, and is issued solely in connection with admission of Woodside’s shares to the Standard Segment of the Official List of the FCA and to trading on the Main Market for listed securities of the LSE. This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor shall there be any offer, solicitation or sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such jurisdiction.

Nothing contained on this announcement constitutes a prospectus or disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) and does not purport to include the information required of a prospectus or other disclosure document under Chapter 6D of the Corporations Act 2001.

The securities referred to in this announcement may not be offered, sold or transferred, directly or indirectly, in, into or from the United States absent registration under the U.S. Securities Act of 1933 (the Securities Act) or pursuant to an applicable exemption therefrom, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any applicable state or other jurisdiction of the United States. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States and may not be distributed, directly or indirectly within the United States. Neither the U.S. Securities Exchange Commission nor any state securities commission has approved or disapproved of the securities referred to in this announcement or passed upon the adequacy or accuracy of this announcement. Any representation to the contrary is a criminal offence in the United States.

The information contained in this announcement is for background purposes only and does not purport to be full or complete, nor does this announcement constitute or form part of any invitation or inducement to engage in investment activity. No reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The contents of this announcement are not to be construed as legal, financial or tax advice.